Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

October 19, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing for your files one copy of each of the following;

- News releases dated May 2, 2005, May 10, 2005, May 18, 2005, June 29, 2005, July 20, 2005, August 23, 2005 and October 12, 2005
- Financial Statements/Annual Report for the Year Ended December 31, 2004
- Financial Statements for the 3 months ended March 31, 2005
- Financial Statements for the 6 months ended June 30, 2005

We trust you will find this in order.

GITENNES EXPLORATION INC.

Linda Dezura

Linda Dezura
Administrative Assistant

:LD
Enclosures.

10/31

Gitennes Exploration Inc.
Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

GITENNES DRILLS GOLD MINERALIZATION AT TUCUMACHAY

Vancouver, October 12, 2005; Gitennes Exploration Inc. (TSX-GIT) has completed a preliminary exploration core drilling programme at the Tucumachay Project in central Peru. The highlight of the drilling is the discovery of a near-surface zone of gold mineralization in the Leonardo Norte – Sinkhole area that is open to expansion by additional drilling.

In total nineteen holes were drilled from 15 pads at five different targets. The objective of the drilling was to begin testing the subsurface continuity of some of the gold targets found by prospecting, soil geochemistry and geophysics. Important intersections include:

Hole #	Target	From ... to ... (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)
Encantada Area					
T05-01	**Encantada**	0 to 5.95	5.95	3.03	8.3
incl.		0 to 2.35	2.35	5.52	11.4
T05-02	**Encantada**	28.9 to 31.9	3.00	2.49	9.9
T05-05	**Encantada**	35.5 to 40.5	5.00	2.71	5.4
La Nariz Area					
T05-08	**Greg**	16.9 to 21.35	4.45	1.13	62.4
T05-12	**Leonardo N**	30.0 to 48.0	**18.00**	**1.21**	3.1
incl.		36.0 to 40.5	4.50	3.03	5.1
T05-13	**Sinkhole**	47.0 to 62.0	15.00	0.30	-
T05-14	**Sinkhole**	35.0 to 48.5	13.50	0.76	2.6
incl		42.5 to 47.0	4.50	1.19	1.1
And		72.5 to 89.0	16.50	0.86	1.2
incl		74.0 to 80.0	6.00	1.05	1.1
T05-15	**Sinkhole**	21.0 to 43.5	22.50	0.50	6.0
incl		37.5 to 42.0	4.50	1.05	2.4
T05-16	**Leonardo N**	4.7 to 52.5	**47.80**	**0.98**	1.9
T05-17	**Cliff**	8.5 to 38.5	30.00	0.70	0.8

Drill plans, cross-sections, selected core photographs and other diagrams that illustrate the technical aspects of these results are available at www.gitennes.com.

Leonardo Norte – Sinkhole Targets Look Promising - Holes T05-12, 14, 15 and16 encountered significant, shallow gold mineralization within 100 metres of a local cross-fault over a length of 400 metres. A number of shallow dipping limestone or dolomite intraformational and solution collapse breccias appear to be important mineralized host-rocks. Hole T05-13 was collared 110 metres south of the prospective fault, and encountered similar rock units that are highly anomalous in gold. Beds of mineralized intraformational breccia, individually up to 12 metres thick, outcrops from 50 metres east to 150 metres north of the set-up for holes 14/15, and are well-mineralized, with most chip-channel samples ranging from 0.3 to 2.0 g/t gold.

It appears that the mineralization found in the area around the Leonardo Norte - Sinkhole is open to significant expansion with further drilling. Similar potential exists elsewhere in the La Nariz area where a combination of other flat-lying breccias and cross-faults occur. Noteworthy is the 550-metre wide, un-drilled corridor south to the Cliff zone and 350 metres east to Inmet hole T99-04 (0.78 g/t gold over 15 m).

Results on Other Targets - Hole T05-08 was collared 40 metres west of outcropping Greg target siliceous mudstone breccia, with a second, vertical hole at the same set-up (T05-09). Only minor Greg-type breccia was

encountered in either hole, with the corresponding interval marked by fault gouge and oxidized rubble. Underlying limestone is notably pyritic and mineralized over a 4.45 m core interval (1.13g/t gold, 62.4 g/t silver and 2.9% zinc). Follow-up detailed soil sampling in the Cerro Oeste-Greg-Mina Saturno area has detected a number of high-contrast gold, silver and zinc anomalies over a 600 by 75 –100-metre area, some of which may be related to Greg-style siliceous mudstone breccia or to possibly Saturno-style base metal mineralization.

Holes T05-10 and 11 tested the same mudstone horizon on Cerro Oeste, 400 metres south of the Greg, where trench samples returned up to 4.7 g/t gold. Both holes returned anomalous gold values.

Holes T05-01 to 07 were drilled in the southernmost 200-metre segment of the 1400-metre long Encantada target. Holes were drilled both perpendicular to bedding (holes T05-01 to 04) and to jasperoid veining (T05-05 to 07). Drill results suggest that much of the manto-style mineralization found on surface has been truncated by two east-dipping faults and lies 80 metres (or more) deeper than previously thought. A re-location of the drill platforms up-hill and to the east is required to test this interpretation. Domains of pyrite-matrix limestone breccia (possibly hydrothermal in origin) plus graphitic shears and veins occur west of these faults and beneath the drill platforms. Much of the Encantada target is north of the two problematic faults. Subsequent drilling will test this larger segment.

Three holes (T05-17 to 19) tested either the down-dip or fault-offset extensions of the Cliff target. All three intersected highly siliceous limestone, breccia or jasperoid over thicknesses greater than observed on surface. Hole T05-17 returned 30 metres grading 0.7 g/t gold, while T05-18 returned erratic and lower grade values. T05-19 was weakly mineralized.

Gold Mineralogy - New technical information also of note are the results of a preliminary mineralogical study of a suite of rock samples from Tucumachay. Micron-sized grains of gold were observed in mineralized samples, sometimes associated with minor pyrite, graphite and trace sphalerite. Gold grains are not necessarily in contact with either sulphide minerals or quartz, and are not encapsulated. This suggests that gold liberation might be achieved through conventional milling and metallurgical processes.

Gitennes' geological team agrees "these early results, particularly in the La Nariz area, are highly encouraging. When examined in detail, using the supplied drilling plan and sections, it is clear that a substantial gold target is present, is at surface, is readily explored and is an attractive bulk-extractable zone. Tucumachay is a large property with lots of gold showings; to get these results with so few, widely scattered holes, is a great start."

The Tucumachay Project is held under option from Inmet Mining Corporation. Under the terms of the agreement, Gitennes must incur US$ 600,000 exploration expenditures before December 31, 2005. To earn a 100% interest Gitennes must, at its option, spend an additional US$ 1.0 million by December 31, 2008. Inmet has the option to subsequently earn-back a 60% interest by spending three times Gitennes' total project-related expenses, a decision that will be triggered upon Gitennes completing 12,000 metres of drilling.

Work at Tucumachay is under the supervision of James Foster (P.Geo.) and Alvaro Fernandez-Baca (P.Geo.). Analytical services are provided for by ALS Chemex Laboratories in Lima, Peru. The technical information contained in this release has been reviewed by Jerry Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

Current activity at Tucumachay includes renewed surface work in anticipation of a second round of drilling. Work includes detailed rock and soil sampling as well as geological mapping to follow-up the drill results. An update on the results of these activities will be provided prior to a resumption of drilling.

For further information contact:

Jerry Blackwell
President


Tucumachay Property
Drill Locations
N
Encantada
T5-06
T5-01
T5-07
T5-04
T5-05
T5-03
T5-02
Saturno
Greg
La Nariz
500m
T5-09
T5-08
BWC
Guapita
T5-15
T5-16
T5-14
T5-11
T5-12
Cerro Oeste
Leonardo
T5-13
T5-10
T5-18
Sinkhole
Cliff
T5-17
T5-19

HOLE	TARGET	AZIMUTH	DIP	DEPTH
T05-01	Encantada	112	-45	98.3
T05-02	Encantada	070	-45	179.4
T05-03	Encantada	070	-85	209.1
T05-04	Encantada	070	-45	79.3
T05-05	Encantada	005	-45	129.1
T05-06	Encantada	150	-45	133.8
T05-07	Encantada	330	-45	99.1
T05-08	Greg	070	-50	32.2
T05-09	Greg	000	-90	49.5
T05-10	Cerro Oest	080	-45	175.1
T05-11	Cerro Oest	080	-45	92.3
T05-12	Leo Norte	000	-45	120.5
T05-13	Sinkhole	130	-50	97.3
T05-14	La Guapita	000	-65	103.8
T05-15	La Guapita	325	-70	109.1
T05-16	Leo Norte	120	-45	70.7
T05-17	Cliff	330	-60	60.2
T05-18	Cliff	330	-75	68.3
T05-19	Cliff	330	-60	77.2


Symbols
Gold
1 to 12 g/t
500 -1000 ppb
250 - 500 ppb
X <250 ppb
Drill Holes
Longitudinal Section
Plane of
T05-10
T05-11
T05-12
T05-13
T05-14
T05-15
T05-16
-350
-250
-150
-50
+50
+150
+250
+350
100m



Longitudinal Section
West
East
Leonardo Norte
Sinkhole Target
La Guapita
Elevation
0.98 g/t Au
47.8m
1.21 g/t Au
18.0m
0.30 g/t Au
15m
.50g/t Au
22.5m
0.76g/t Au
13.5m
0.86g/t Au
16.5m
Projected - in from
110 to 150 m south
T05-16
120°N/-45°
TD= 70.3
T05-12
000°N/-45°
TD= 120.5
T05-13
130°N/-50°
TD= 97.3
T05-15
325°N/-70°
TD= 109.1
T05-14
000°N/-65°
TD= 103.8
4600
4550
4500
-150
-100
-50
0
50
100
150
200
250
300
350
Vertical Section, looking East
50 metres

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

GITENNES DRILLING UPDATE

Vancouver, August 23, 2005: Gitennes Exploration Inc. (TSX-GIT) is pleased to advise that core drilling has begun at the Company's Tucumachay Project. Tucumachay is a road-accessible, 3,200-hectare gold exploration property located in the Andes Mountains of central Peru, between the cities of Lima and Huancayo.

The Tucumachay Project covers a large area of carbonate-hosted gold and gold/silver targets occurring in black chert (jasperoid) and breccia. Mineralized jasperoid occurs as bedding-parallel replacement and vein-like bodies along favourable rock contacts and fault structures. Minerals associated with gold-bearing jasperoid include orpiment, realgar and lesser amounts of graphite, pyrite and barite. The current drilling follows-up on some of the strong surface-sampling results obtained during this year's exploration programmes (visit www.gitennes.com for previous news releases, technical information, maps and photographs).

The rig is currently drilling at the south end of the Encantada target, where the first-pass programme foresees 6 to 8 holes being completed. The drill will then test targets one to three kilometres south, in the Nariz portion of the Saturno anticline. The Company will provide updates of results from the drill programme on a timely basis, pending receipt of analytical results and confirmation that they are representative. Work at Tucumachay is under the supervision of James Foster (P.Geo.) and Alvaro Fernandez-Baca (P.Geo.).

The Tucumachay Project is held under option from Inmet Mining Corporation. Under the terms of the agreement, Gitennes must incur US$ 600,000 exploration expenditures before December 31, 2005 and US$ 1.6 million by December 31, 2008 to earn a 100% interest. Inmet has the option to subsequently earn-back a 60% interest by spending three times Gitennes' total project-related expenses, a decision that will be triggered upon Gitennes completing 12,000 metres of drilling.

The technical information contained in this release has been reviewed by Jerry Blackwell (P.Geo.) a Qualified Person as defined in National Instrument 43-101.

For further information contact:

Jerry Blackwell
President

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

Gitennes – Tucumachay and Titimina Progress Report

Vancouver, July 20, 2005: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide an update on its exploration activities at the Tucumachay and Titimina Projects, Peru. Work to date at Tucumachay has found numerous outcropping occurrences of gold-bearing jasperoid within a 6 square kilometer portion of the property. Two large areas – Encantada on the northwest and La Nariz in the south, have emerged as large, strong gold targets. Drilling remains planned to commence during August 2005.

Tucumachay - Exploration is currently focused on the southern fold-closure, or nose ("La Nariz") of the Saturno Anticline in the southern portion of the property, where siliceous, gold-mineralized carbonate rocks pass beneath sandstone cover. La Nariz is a 7,200-m^2 (1,200 long and 200 to 800 metres wide) area highlighted by a high-contrast soil anomaly, large tracts of fractured, altered and mineralized limestone, and numerous occurrences of gold-bearing jasperoid. This area is roughly centered on the Sinkhole (a map illustrating La Nariz is available at www.gitennes.com). It includes the Cliff Target on the southeast, the Leonardo Target on the west, as well as the recently outlined La Guapita and Straw Hut Targets on the east and Big Wide Crack ("BWC") on the north. The BWC itself is an east-northeast trending fault that currently defines the northern boundary of La Nariz. Few samples have been collected north of the BWC. Cerro Oeste, a fault-repeated block of the carbonate stratigraphy west of the Leonardo Target, also hosts gold mineralization.

Soil sampling over La Nariz has indicated that this area is geochemically strongly anomalous with respect to Au and Zn, as well as As, Ba, Hg, and Tl. Of 359 soil samples collected, 166 returned values in excess of 100 ppb Au, and twenty of these were in excess of 1 g/t Au (up to 4.81 g/t Au). Panel and chip-sampling of outcrops within this area has firmed the grades and dimensions of the previously-recognized Cliff, Sinkhole and Leonardo Targets, and has roughly outlined several new zones: La Guapita, Straw Hut, the BWC, and a northeastern extension of the Sinkhole Target. In most cases sample lengths are limited by the extent of continuous outcrop without gaps.

Target	Sample Traverse	Length (m)	Au g/t
Cliff	T22398 (Panel)	**110.0**	2.50
	Includes	25.0	2.86
	and	10.0	4.19
	and	20.0	4.75
	T22420 (Panel)	20.0	1.88
	T22209	7.0	2.96
	T22227	3.0	3.09
Straw Hut	T27711	16.0	0.88
	T22220	5.0	1.09
	T22444	5.7	1.21
La Guapita	T26903	12.0	0.92
	T27988	27.0	0.82
	T27993	10.0	1.12
	T22084	17.0	0.61
	T22392	13.0	1.10

Sinkhole	T22310	7.3	2.24
	T22327	4.6	1.19
	T22338	10.2	0.97
	T22362	14.8	0.56
	T28379	4.6	1.41
	T22279	14.0	1.06
	T22292	22.0	0.61
	T22511	5.0	1.72
Cerro Oeste	T22105	21.7	1.00
	T22129	14.5	1.47
	T22228	8.0	1.10
	T22525	15.0	0.91
	T22530	10.0	0.85
	T26108	**5.0**	**4.67**
Leonardo Norte	T26813	54.0	0.85
	T22493	12.1	1.05
	T22482	5.3	0.89
Big Wide Crack	T22461	8.0	0.85
	T22257	4.0	1.15
	T22252	16.0	0.85
	T22260	6.0	1.99
	T22266	6.0	1.13
	T22582	9.0	1.46

The core of the Saturno anticline contains relatively flat-lying Cordorsinga Formation limestone, overlain by Cercapuquio Formation arenite and shale. The Cordorsinga units in the nose are notably fractured, discoloured, and contain units of intraformational breccia (from 3 to over 10 metres thick). Intervening limestones are locally dolomitic and contain lenses and layers of visually spectacular "snowflake"-textured barite mineralization, sometimes associated with honey-coloured sphalerite and gold. Where these breccias and sphalerite/barite-bearing units are cut by northeast, east-west, or northwest – striking faults and/or joints, silicification increases and gold tenor rises. The BWC is an east-northeast structural feature, traced for 600 metres, marked by a prominent topographic low and intermittent dyke of feldspar porphyry. Gold mineralization is found south of the BWC, from its western terminus, where it abuts Cerro Oeste, through its eastern end where a broad zone of mineralization is found. Here a zone of mineralization was traced by sampling for 230 metres. Of 61 discontinuous chip samples collected 34 assayed between 0.5 and 1.99 g/t gold. Within several metres of the BWC pods of zinc mineralization (dark sphalerite and barite) occur.

Gitennes geologists recognize at least three styles of mineralization within La Nariz that are thought to be manifestations of a single, large mineralizing system. The highest grade mineralization is associated with replacement bodies of black jasperoid, often in close proximity to the Condorsinga/Cercapuquio contact (ie Cliff, Leonardo "contact" mineralization). Jasperoids are usually found within fracture zones along faults and replacing adjacent limestone strata. The most intensely and widely developed example at La Nariz is the Cliff, having been traced and sampled over an area of approximately 170m x 80m. The estimated thickness of the most intensely developed jasperoids at the Cliff is 2 metres. The Leonardo Norte Zone features fault and vein-controlled jasperoid development in brecciated dolomites. Previously released sample results include 5.82 g/t Au over 10.0 m and 6.02 g/t Au over 5.9 m.

A second style of gold mineralization is hosted in collapse breccias and fractured carbonate that lack extensive silicification. This is exemplified by the large areas at the Sinkhole target. Faults that cross these rocks appear to localize zones of collapse breccia and karst debris that are variably mineralized. Mineralization found in the area between Cerro Oeste, along the western end of the Big Wide Crack and south to the Sinkhole (a 250 by 200 metre-sized area) is also of this type. This style is lower average grade but is usually developed over large areas; where fracturing or veining is more intense, gold grades increase.

A third style of gold mineralization, found extensively on the eastern portions of La Nariz, comprises domains of moderate to intense stockwork quartz or silica-filled fracture networks. Newly defined zones of this type include the Straw Hut Zone, La Guapita, the BWC, and the northeastern extension of the Sinkhole Zone.

Current work in the nose of the Saturno anticline includes additional detailed sampling, mapping and VLF-EM surveys. Recently completed IP surveys detected anomalies both within the target area and beneath sandstone cover. We will await the detailed conclusions of the geophysical contractors before attempting to integrate these results into our exploration model and drill plans.

Maps illustrating some of these results will be available Wednesday June 20 on the Company's website at www.gitennes.com

The Tucumachay Project is held under option from Inmet Mining Corporation. Under the terms of agreement, Gitennes must incur US$600,000 exploration expenditures before December 31, 2005 and US$1.6 million by December 31, 2008 to earn a 100% interest. Inmet has the option to subsequently earn-back a 60% interest by spending 3X Gitennes' cumulative expenses, a decision that will be triggered upon Gitennes completing 12,000 metres of drilling.

Titimina Update

Exploration of the Company's 100%-owned Titimina Project, located immediately north of Tucumachay, has been delayed by the work on Encantada and La Nariz. Initial prospecting and sampling traverses in the southern portion of the property have found several zinc-silver prospects. One, the "Alpha", returned interesting assay results from a 27 by 60 metre zone of fracture-controlled and bedding replacement oxide mineralization in Condorsinga limestone. Some earlier underground development occurred on the target (of pre-1970's vintage), and appears to have exploited bedding replacement mineralization down-plunge. Small piles of hand-sorted mineralization are present, containing a mix of oxide zinc and mixed sulphide – oxide "zebra-texture" barite-sphalerite mineralization. A chip sample taken across a fracture-controlled portion of the zone returned:

Target	Sample Traverse	Length (m)	Zn %	Ag g/t
Alpha	T23991	26.8	**20.59**	35.6
	Includes	7.5	> 30.0	30.8

Field work at Tucumachay and Titimina is supervised by J. Foster, P.Geo. and A. Fernandez-Baca, P.Geo. Analytical services are provided for by ALS Chemex Laboratories in Lima and North Vancouver. The technical information contained in this release has been reviewed by Jerry Blackwell P.Geo. a Qualified Person as defined in National Instrument 43-101.

For further information contact:

Jerry Blackwell
President



N
Greg
Big Wide Crack
La Guapita
Cerro Oeste
Leonardo Norte
Sinkhole
Leonardo
Straw Hut
Cliff
Condorsinga
Cercapuquio
Condorsinga
Cercapuquio
Condorsinga
Cercapuquio
Contacts
Faults and Fractures
Previously Released
New results as of July 20th
500 m

Location Map - La Nariz

July 20, 2005

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

Gitennes Exploration – More Positive Results at Tucumachay

Vancouver, June 29, 2005: Gitennes Exploration Inc. (TSX-GIT) is pleased to provide a further update on the company's activities in Peru.

At the Tucumachay Project in central Peru, recent exploration activities on the Encantada Target include further rock-chip and panel sampling, grid geophysical surveys and detailed geological mapping. Results continue to be highly encouraging.

Rock-chip and panel sample results include:

Number	Length (m)	Gold (g/t)	Silver (g/t)
T27571	15	1.10	9.6
T22032	20	5.65	26.3
T22049	10	1.13	11.9
T22024	12	3.55	44.7
T27467	20	0.73	21.6
C28158	6	1.71	14.8
C27061	3	1.19	10.2
C22052	5	1.69	7.5
T27170 (T2) *	46	3.06	2.9
T27607 (T1) *	325	0.96	5.0
Including	65	2.20	8.4
Including	14	4.15	11.4
T3 *	25	13.31	36.0
T4 *	25	7.87	30.9
T5 *	22	7.79	41.7
* denotes previously released			

Traverses T22024, T22032 and T27467 are 2x5-metre panel samples collected southeast and along strike from traverses T1 and T4. These results extend the Encantada a further 100 metres, and attest to the quality of the mineralization in the Encantada Sur segment. Traverse T27571 and chip samples C28158, C27061 and C22052 were collected on isolated jasperoid outcrops up to 1000 metres along-strike to the northwest from the Sur segment and 600 metres from T27170.

Six wide-spaced (150 to 250 metres) lines of IP reveal a distinct 900 metre-long chargeability anomaly. The anomaly occurs on all six lines and is open along strike in both directions. On line 1 the chargeability feature is in close proximity to the footwall contact of the Encantada target, where sample traverses T3, T4 and T5 are situated. These sample traverses cross higher-grade, massive mantos of jasperoid that contain patches of disseminated pyrite, which could cause the observed IP anomaly. Rust-coloured soil, gossan, jasperoid outcrop and anomalous gold-in-soils coincide with the anomaly at several points along its length.

Crews are currently focusing upon the Cliff-Sinkhole-Leonardo target area. Detailed mapping, rock sampling and grid geophysics is underway. An update of the results of this activity will be released before drilling, which is anticipated to begin in August.

Field work at Tucumachay is supervised by J. Foster, P.Geo. Analytical services are provided by ALS Chemex Laboratories in Lima and North Vancouver. The technical information contained in this release has been reviewed by Jerry Blackwell P.Geo., a Qualified Person as defined in National Instrument 43-101.

Maps and photographs illustrating some of these results will be available Thursday June 30th on the Company's website at www.gitennes.com and for discussion at a presentation to be made at the Terminal City Club, Vancouver this afternoon at 1:30 pm

The Tucumachay Project is held under option from Inmet Mining Corporation.

Separately, the Company has been advised by its joint venture partner, Meridian Gold Inc. that Meridian will withdraw from the Urumalqui joint venture. Gitennes' interest in the project will increase to 100%.

Urumalqui is an epithermal silver-gold prospect located in north-central Peru. Two successive years of exploration drilling has broadly outlined a well-mineralized vein system and identified additional targets. Consolidation of project interests will allow Gitennes to facilitate future exploration and development of Urumalqui.

For further information contact:

Jerry Blackwell
President

Gitennes Exploration Inc.
Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

GITENNES' ENCANTADA TARGET – NEW RESULTS AND REVISIONS

Vancouver, May 10, 2005; Gitennes Exploration Inc. (TSX-GIT) announces the following revised analytical results and new assay results from its Encantada target on the Tucumachay Project in Peru.

Correction to data released May 2, 2005: Owing to a data entry error, the results reported were incorrect. The revised results should instead read:

Traverse #1 Length (m)		From ... to ... (m)	Gold (g/t)
	325	35 – 360	0.96
Including	65	70 - 135	2.20
Including	14	70 - 84	4.15

Sampling Traverse #1 represents a continuous line of 66 individual rock-chip samples that are each between 2 to 7 metres in length. The highest individual assay is 6.32 g/t gold. The sample traverse is situated within the southern portion of the Encantada target, where the zone is locally well exposed along the base of a hillside.

The Company regrets the error and wishes to assure shareholders that it will strive to ensure that a similar error does not happen again.

New Results: The Company is pleased to report on new results from its sampling at Encantada. Approximately 80 to 100 metres northeast of the mid-point on Traverse #1, and 50 metres higher up the hillside, three individual traverses of chip-channel samples were collected from within a 50 by 20 metre exposure of manto-like jasperoid.

Length (m)		Gold (g/t)
Traverse #3	25	**13.31**
Traverse #4	25	**7.87**
Traverse #5	22	**7.79**

The hillside between these new samples and Traverse #1 samples is covered by talus. Large blocks of brecciated limestone and jasperoid are found within the talus slope, some of which may be outcrop.

The southern portion of the Encantada target has shown an exposed thickness approaching 80 metres, The true widths of any individual jasperoid body is not known. Prospecting and sampling is continuing uphill from this area of new results.

Also, a second large exposure of jasperoid has been found approximately 450 metres northwest of the end of Traverse #1. The true width of this jasperoid has not been determined, but is at least 25 metres at this location.

Traverse # 2 Length (m)		Gold (g/t)
	46	**3.06**
Including	31	**3.95**

The intervening talus-covered hillside contains a mixture of limestone and jasperoid debris, suggesting additional areas of interest are likely concealed within the Encantada hillside. Rock-chip sampling is continuing to the northwest, where reconnaissance prospecting and soil sampling has identified favourable rock formations, jasperoid float and soil geochemical anomalies for a further 850 metres.

Field work at Tucumachay is supervised by J. Foster, P.Geo. Analytical services are provided for by ALS Chemex Laboratories in Lima and North Vancouver. The technical information contained in this release has been reviewed by Jerry Blackwell P.Geo., a Qualified Person as defined in National Instrument 43-101.

Maps and photographs illustrating these results will be available Tuesday May 10th on the Company's website at www.gitennes.com and for discussion at the Annual General Meeting to be held at 11 AM Pacific Time, also on May 10th 2005.

The Tucumachay Project is held under option from Inmet Mining Corporation.

For further information contact:

Jerry Blackwell
President
(604) 682-7970

Gitennes Exploration Inc.
Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

GITENNES' PLACEMENT CLOSED – FULLY SUBSCRIBED

Vancouver, May 18, 2005: Gitennes Exploration Inc. (TSX-GIT) announces that the private placement originally announced on April 25, 2005 has closed. A total of 3,400,000 units were issued at a subscription price of $0.45 per unit for gross proceeds of $1,530,000. Each unit is comprised of one common share and one half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.55 until May 18, 2006. The warrant expiry date may be shortened if the daily closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. Insiders subscribed for 8% of the placement. All securities issued in this placement are subject to a four month hold period.

The placement was completed with the assistance of a number of agencies and brokerage firms. The Company has paid cash commissions totaling $106,690.00 and issued 171,610 broker warrants as finder fees and/or commissions in connection with the offering. The terms of the broker warrants are the same as the warrants included in the private placement units.

Gitennes Exploration Inc. is an established mineral exploration company with properties in Peru and Canada. The Company is currently engaged in the initial assessment of a promising new gold discovery at its Tucumachay Gold Project in Peru, held under option from Inmet Mining Corporation.

Additional information about the Company is available at www.gitennes.com and in the regulatory filings available within the "Company Profiles" section at www.sedar.com.

For further information contact:

Jerry Blackwell
President
(604) 682-7970

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

GITENNES ENCANTADA SAMPLING 369 METRES GRADING 1.11 G/T GOLD

Vancouver, May 2, 2005: Gitennes Exploration Inc. (TSX-GIT) has received excellent results from the first detailed rock-chip sampling traverse at the recently discovered Encantada target, Tucumachay Project, Peru.

Length (m)		From ... to ... (m)	Gold (g/t)
	369	0 – 369	1.11
Including	152	60 - 212	2.11
Including	26	84 - 110	4.41

The sampling traverse represents a continuous line of 75 individual rock-chip samples that are each between 2 to 7 metres in length. The highest individual assay is 5.94 g/t gold. The sample traverse is situated within the southern portion of the target, where the zone is locally well exposed along a hillside.

At the traverse location the Encantada target is a zone of multiple vein and vein breccias of black, fine-grained silica ("jasperoid") containing traces of orpiment and realgar. Jasperoids cross-cut the host limestone and dolomite. The sampling traverse is at right-angles to the main orientation of the veins and oblique to the bedding of the host rocks. The zone is open to expansion; newly received results from soil samples collected 70 metres up-hill and east of this traverse have returned high values of gold and silver, and an area of near massive jasperoid replacement of host carbonate beds has been noted further yet to the north and east, near the crest of the hill. This new area has been sampled, assay results for which are pending.

Field work at Tucumachay is supervised by J. Foster, P.Geo. Analytical services are provided for by ALS Chemex Laboratories in Lima and North Vancouver. The technical information contained in this release has been reviewed by Jerry Blackwell P.Geo., a Qualified Person as defined in National Instrument 43-101.

The Tucumachay Project is held under option from Inmet Mining Corporation.

For further information contact:

Jerry Blackwell
President
(604) 682-7970

The Toronto Stock Exchange has neither approved nor disapproved the information herein.